NO ACT

P.E.
12/19/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005330

January 15, 2015

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 1-15-15

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

Dear Ms. Dropkin:

This is in response to your letters dated December 19, 2014, January 2, 2015 and January 13, 2015 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 28, 2014, January 5, 2015 and January 6, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's policies, practices and procedures compare favorably with the guidelines of the proposal and that Citigroup has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com



January 13, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a letter dated January 5, 2015 submitted by John Chevedden concerning a stockholder proposal submitted by Kenneth Steiner to Citigroup Inc. (the "Company"). Mr. Chevedden's letter states: "The [C]ompany seeks to unfairly disadvantage the proponent party by providing the staff with electronic copies of no action requests and supplements but *not* the proponent party. This is the situation in at least 3 of the 5[1] no action 2015 requests submitted by the [C]ompany."

The Company submits this letter to clarify that in accordance with Rule 14a-8, the Company has provided to the proponent of each stockholder proposal submitted to the Company (including the proposal submitted by Mr. Steiner) physical copies of all no-action requests and related materials that the Company has submitted to the Staff of the Division of Corporation Finance (the "Staff") regarding the proposal submitted by the respective proponent. Further, at the request of the proponents of certain stockholder proposals, the Company has provided physical copies of those materials to Mr. Chevedden.

The Company generally provides these copies by UPS Next Day Air delivery to stockholder proponents concurrently with its electronic submission of those materials to the Staff. The Company generally provides these materials to stockholder proponents in physical copy by UPS to enable the Company to confirm delivery and by Next Day Air delivery to ensure that stockholder proponents are not prejudiced by any delay in delivery. Attached to this letter as Enclosure 1 is UPS documentation confirming that all of the materials submitted by the Company to the Staff regarding Mr. Steiner's proposal have been delivered to Mr. Chevedden at

---

[1] The Company notes that it has submitted no-action requests with respect to six stockholder proposals submitted to the Company for inclusion in its proxy materials for its 2015 annual meeting of stockholders.

Mr. Steiner's request.[2] If you have any comments or questions regarding this practice, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

[2] The Company has also attempted to send to Mr. Steiner copies of all materials related to Mr. Steiner's proposal that the Company has submitted to the Staff. To date, Mr. Steiner has refused delivery of these materials.

ENCLOSURE 1

UPS DOCUMENTATION

Pages 7 through 9 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Citigroup Inc. (C)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company seeks to unfairly disadvantage the proponent party by providing the staff with electronic copies of no action requests and supplements but *not* the proponent party. This is the situation in at least 3 of the 5 no action 2015 requests submitted by the company.

This is particularly important since the company has started to submit supplements. It shows that the company is a threat to swoop in with supplements (with delayed delivery to the proponent party) just as the Staff is making its final decision.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 2, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Kenneth Steiner. The Proposal requests, among other things, that the Company's board of directors "adopt a policy that in the event of a change in control . . . , there shall be no acceleration of vesting of any equity award granted to any senior executive." The Proposal also provides that the "board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination." The Company submitted a letter on December 19, 2014 (the "Company No-Action Request") requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2015 annual meeting of stockholders, because the Company has substantially implemented the Proposal. On December 28, 2014, the Company received a letter from John Chevedden concerning the Proposal.

The Company continues to believe that, as more fully discussed in the Company No-Action Request, it has substantially implemented the Proposal through a resolution that its Personnel and Compensation Committee previously adopted. As described in the Company No-Action Request, this resolution affirms that no deferred incentive award held by an executive officer will vest as a result of a change in control of the Company. The resolution, the text of which was not included in the Company No-Action Request, states:

> RESOLVED, that outstanding equity awards and other deferred incentive awards held by executive officers at the time of a change in control of Citigroup Inc., as defined in the 2009 Stock Incentive

> Plan or successor plans[1], shall not vest by reason of the change in control.

This resolution, which is described in the Company's proxy materials for its annual meetings, remains in effect and provides exactly what the Proposal requests. In fact, this resolution goes further than the Proposal by providing that a change in control will have no impact on the vesting of equity awards held by executive officers, i.e., under the Personnel and Compensation Committee's resolution not even the pro rata vesting permitted by the Proposal is allowed.

The Company submits this letter to provide the text of the Personnel and Compensation Committee's resolution and to reaffirm its belief that the Proposal is excludable from its proxy materials for its 2015 annual meeting of stockholders for the reasons stated above and the reasons set forth in the Company No-Action Request. All of those reasons remain applicable. The actual text of the resolution makes it even clearer that the Company has substantially implemented the Proposal.

Accordingly, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that the Company may exclude the Proposal from its proxy materials for its 2015 annual meeting of stockholders under Rule 14a-8(i)(10). If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

---

1 As discussed in the Company No-Action Request, the Company's 2014 Stock Incentive Plan is the only equity incentive plan under which the Company currently makes awards. The 2014 Stock Incentive Plan is a "successor plan" within the meaning of the Personnel and Compensation Committee's resolution.

Page 13 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Citigroup Inc. (C)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The attached company letter alludes to a Personnel and Compensation Committee's resolution but does not attach a copy of a Personnel and Compensation Committee's resolution to the proponent party letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 2, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Kenneth Steiner. The Proposal requests, among other things, that the Company's board of directors "adopt a policy that in the event of a change in control . . . , there shall be no acceleration of vesting of any equity award granted to any senior executive." The Proposal also provides that the "board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination." The Company submitted a letter on December 19, 2014 (the "Company No-Action Request") requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2015 annual meeting of stockholders, because the Company has substantially implemented the Proposal. On December 28, 2014, the Company received a letter from John Chevedden concerning the Proposal.

The Company continues to believe that, as more fully discussed in the Company No-Action Request, it has substantially implemented the Proposal through a resolution that its Personnel and Compensation Committee previously adopted. As described in the Company No-Action Request, this resolution affirms that no deferred incentive award held by an executive officer will vest as a result of a change in control of the Company. The resolution, the text of which was not included in the Company No-Action Request, states:

> RESOLVED, that outstanding equity awards and other deferred incentive awards held by executive officers at the time of a change in control of Citigroup Inc., as defined in the 2009 Stock Incentive

Plan or successor plans[1], shall not vest by reason of the change in control.

This resolution, which is described in the Company's proxy materials for its annual meetings, remains in effect and provides exactly what the Proposal requests. In fact, this resolution goes further than the Proposal by providing that a change in control will have no impact on the vesting of equity awards held by executive officers, i.e., under the Personnel and Compensation Committee's resolution not even the pro rata vesting permitted by the Proposal is allowed.

The Company submits this letter to provide the text of the Personnel and Compensation Committee's resolution and to reaffirm its belief that the Proposal is excludable from its proxy materials for its 2015 annual meeting of stockholders for the reasons stated above and the reasons set forth in the Company No-Action Request. All of those reasons remain applicable. The actual text of the resolution makes it even clearer that the Company has substantially implemented the Proposal.

Accordingly, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that the Company may exclude the Proposal from its proxy materials for its 2015 annual meeting of stockholders under Rule 14a-8(i)(10). If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

[1] As discussed in the Company No-Action Request, the Company's 2014 Stock Incentive Plan is the only equity incentive plan under which the Company currently makes awards. The 2014 Stock Incentive Plan is a "successor plan" within the meaning of the Personnel and Compensation Committee's resolution.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Citigroup Inc. (C)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company seeks to unfairly disadvantage the proponent party by providing the staff with electronic copies of no action requests and supplements but *not* the proponent party. This is the situation in at least 3 of the 5 no action 2015 requests submitted by the company.

This is particularly important since the company has started to submit supplements. It shows that the company is a threat to swoop in with supplements (with delayed delivery to the proponent party) just as the Staff is making its final decision.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 2, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Kenneth Steiner. The Proposal requests, among other things, that the Company's board of directors "adopt a policy that in the event of a change in control . . . , there shall be no acceleration of vesting of any equity award granted to any senior executive." The Proposal also provides that the "board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination." The Company submitted a letter on December 19, 2014 (the "Company No-Action Request") requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2015 annual meeting of stockholders, because the Company has substantially implemented the Proposal. On December 28, 2014, the Company received a letter from John Chevedden concerning the Proposal.

The Company continues to believe that, as more fully discussed in the Company No-Action Request, it has substantially implemented the Proposal through a resolution that its Personnel and Compensation Committee previously adopted. As described in the Company No-Action Request, this resolution affirms that no deferred incentive award held by an executive officer will vest as a result of a change in control of the Company. The resolution, the text of which was not included in the Company No-Action Request, states:

> RESOLVED, that outstanding equity awards and other deferred incentive awards held by executive officers at the time of a change in control of Citigroup Inc., as defined in the 2009 Stock Incentive

Plan or successor plans[1], shall not vest by reason of the change in control.

This resolution, which is described in the Company's proxy materials for its annual meetings, remains in effect and provides exactly what the Proposal requests. In fact, this resolution goes further than the Proposal by providing that a change in control will have no impact on the vesting of equity awards held by executive officers, i.e., under the Personnel and Compensation Committee's resolution not even the pro rata vesting permitted by the Proposal is allowed.

The Company submits this letter to provide the text of the Personnel and Compensation Committee's resolution and to reaffirm its belief that the Proposal is excludable from its proxy materials for its 2015 annual meeting of stockholders for the reasons stated above and the reasons set forth in the Company No-Action Request. All of those reasons remain applicable. The actual text of the resolution makes it even clearer that the Company has substantially implemented the Proposal.

Accordingly, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that the Company may exclude the Proposal from its proxy materials for its 2015 annual meeting of stockholders under Rule 14a-8(i)(10). If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

---

[1] As discussed in the Company No-Action Request, the Company's 2014 Stock Incentive Plan is the only equity incentive plan under which the Company currently makes awards. The 2014 Stock Incentive Plan is a "successor plan" within the meaning of the Personnel and Compensation Committee's resolution.

Page 20 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 2, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Kenneth Steiner. The Proposal requests, among other things, that the Company's board of directors "adopt a policy that in the event of a change in control . . . , there shall be no acceleration of vesting of any equity award granted to any senior executive." The Proposal also provides that the "board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination." The Company submitted a letter on December 19, 2014 (the "Company No-Action Request") requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2015 annual meeting of stockholders, because the Company has substantially implemented the Proposal. On December 28, 2014, the Company received a letter from John Chevedden concerning the Proposal.

The Company continues to believe that, as more fully discussed in the Company No-Action Request, it has substantially implemented the Proposal through a resolution that its Personnel and Compensation Committee previously adopted. As described in the Company No-Action Request, this resolution affirms that no deferred incentive award held by an executive officer will vest as a result of a change in control of the Company. The resolution, the text of which was not included in the Company No-Action Request, states:

> RESOLVED, that outstanding equity awards and other deferred incentive awards held by executive officers at the time of a change in control of Citigroup Inc., as defined in the 2009 Stock Incentive

> Plan or successor plans[1], shall not vest by reason of the change in control.

This resolution, which is described in the Company's proxy materials for its annual meetings, remains in effect and provides exactly what the Proposal requests. In fact, this resolution goes further than the Proposal by providing that a change in control will have no impact on the vesting of equity awards held by executive officers, i.e., under the Personnel and Compensation Committee's resolution not even the pro rata vesting permitted by the Proposal is allowed.

The Company submits this letter to provide the text of the Personnel and Compensation Committee's resolution and to reaffirm its belief that the Proposal is excludable from its proxy materials for its 2015 annual meeting of stockholders for the reasons stated above and the reasons set forth in the Company No-Action Request. All of those reasons remain applicable. The actual text of the resolution makes it even clearer that the Company has substantially implemented the Proposal.

Accordingly, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that the Company may exclude the Proposal from its proxy materials for its 2015 annual meeting of stockholders under Rule 14a-8(i)(10). If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

---

[1] As discussed in the Company No-Action Request, the Company's 2014 Stock Incentive Plan is the only equity incentive plan under which the Company currently makes awards. The 2014 Stock Incentive Plan is a "successor plan" within the meaning of the Personnel and Compensation Committee's resolution.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Citigroup Inc. (C)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

Ironically the company claims that by standing still the company has the discretion to meet the minimum requirements of this rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2015 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2015 annual meeting of stockholders. The Proponent has requested to the Company that all future communications be directed to John Chevedden. The Proponent's address and Mr. Chevedden's address, email address and telephone number, as stated in the Proponent's request, are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2015 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2015 Proxy Materials. The Company intends to file its 2015 Proxy Materials on or about March 18, 2015.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Rohan Weerasinghe
Corporate Secretary
Citigroup Inc. (C)
399 Park Ave.
New York NY 10043
Phone: 212 559-1000

Dear Mr. Weerasinghe,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
Paula F. Jones <jonesp@citigroup.com>
Senior Attorney
FX: 212-793-7600

[C: Rule 14a-8 Proposal, November 11, 2014]
Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to realize pay opportunities without necessarily having earned them through strong performance.

Other aspects of our clearly improvable executive pay (as reported in 2014) are an added incentive to vote for this proposal:

Michael Corbat received $17 million in 2013 Total Summary Pay according to GMI, an independent investment research firm. There was a 15% shareholder vote against Citi executive pay in 2014. Citi will pay long-term incentives to our CEO for below-median performance against a peer group. Unvested equity awards would not lapse upon CEO termination.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 12, 2014

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2015 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 11, 2014 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., **November 11, 2014**), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Enclosures

Cc: John Chevedden (via email)

ENCLOSURE 1

RULE 14A-8 OF THE SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?
(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?
(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (*i*)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (*i*)(2):

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:
(i) Would disqualify a nominee who is standing for election;
(ii) Would remove a director from office before his or her term expired;
(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (*i*)(9):

A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (*i*)(10):

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?
(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
(2) The company must file six paper copies of the following:
(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

ENCLOSURE 2

SECURITIES & EXCHANGE COMMISSION STAFF LEGAL BULLETIN NO. 14F



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at **https://tts.sec.gov/cgi-bin/corp_fin_interpretive**.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk,' meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page **Modified: 10/18/2011**



Post-it® Fax Note 7671	Date 11-13-14	# of pages ▸
To Shelley Dropkin	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 212-793-7600	Fax #	

11/11/2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188.

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Textron Inc (TXT)
Nasdaq OMX Group (NDAQ)
AT&T (T)
Pfizer Inc (PFE)
General Electric (GE)
Citigroup (C)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges that the Company's board of directors "adopt a policy that in the event of a change in control . . . , there shall be no acceleration of vesting of any equity award granted to any senior executive. The Proposal also provides that the "board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination."[1]

The Company's Personnel and Compensation Committee (the "Committee") previously adopted a resolution affirming that no deferred incentive award to executive officers will vest solely by reason of a change in control of the Company (the "No Acceleration Policy"). The intent of this resolution is for such a change in control to have no impact on the applicable awards. Further, consistent with the Proposal, the Citigroup 2014 Stock Incentive Plan (the "Plan"), which is the Company's only equity incentive plan under which awards are currently made, provides that accelerated vesting of equity awards is permitted, but not required, in the event of both (1) a change of control of the Company and (2) an involuntary termination of employment. The Company has not made any awards under the Plan that provide for accelerated vesting.

Based on the provisions of the No Acceleration Policy and the consistent provisions of the Plan, the Company believes that it has substantially implemented the Proposal. The Company recognizes that in prior instances, the Staff has been unable to concur that proposals similar to the Proposal had been substantially implemented by certain policies and equity compensation plans. However, as discussed further below, the Company believes that the No Acceleration Policy, the Plan and the Company's related compensation practices go beyond the policies addressed in those prior letters. In light of the broader No Acceleration Policy and the related provisions of the Plan, the Company respectfully requests that the Staff consider concurring that it may exclude the Proposal under Rule 14a-8(i)(10).

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[1] The Proposal reads in its entirety as follows:

> Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.
>
> For purpose of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not [to] affect any contractual rights in existence on the date this proposal is adopted.

The Proposal and the full supporting statement are attached hereto.

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The No Acceleration Policy substantially implements the Proposal. As noted above, the Proposal contains two key requests (i) the adoption of a policy[3] and (ii) this policy should provide that there shall be no acceleration of vesting of any equity award granted to any senior executive in the event of a change in control. The Company has fully implemented both of these elements through the No Acceleration Policy. The Company's No Acceleration Policy expressly states that equity awards shall not vest solely as a result of a change in control. Indeed, the No Acceleration Policy is precisely the type of policy requested by the Proposal. The Company described this policy in detail in its proxy materials for its 2014 annual meeting of stockholders:

> In 2013, the Committee adopted a resolution affirming that no deferred incentive award to executive officers will vest solely by reason of a change in control of Citigroup Inc. The resolution applies to future awards, and to outstanding awards to the extent permissible. *The intent of the resolution is for such a change in control to have no impact on the applicable awards.*[4]

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[2] *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

[3] The Proposal requests that the Company's Board of Directors adopt the requested policy. The Committee, rather than the Board of Directors, adopted the No Acceleration Policy. Because exact identity is not required between a company's implementation actions and a stockholder proposal in order for exclusion under Rule 14a-8(i)(10) to be appropriate, the Company submits that, at least in the circumstances of executive compensation, a policy adopted by a company's compensation committee can substantially implement a proposal calling for board of directors policy, so long as the substance of the committee adopted policy compares favorably with the policy requested by the proponent.

[4] Citigroup Inc., Schedule 14A, at 69 (filed Mar. 12, 2014) (emphasis added).

Consistent with the Proposal and the No Acceleration Policy, the Plan, which is the only plan under which stock awards are currently made to executive officers, requires a "double trigger" as a minimum condition to accelerated vesting of equity awards.[5] The Plan provides, in pertinent part, "the Committee may, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control . . . provide that upon an involuntary termination of a Participant's employment as a result of a Change of Control, any time periods shall accelerate, and any other conditions relating to the vesting, exercise, payment or distribution of an Award shall be waived."[6] In other words, the Plan provides that the Committee has an *option* to provide for accelerated vesting in connection with a change of control and an involuntary termination of employment, but the Plan itself does not *mandate* accelerated vesting. In practice, the Committee has not provided for accelerated vesting of awards in connection with a termination of employment at the time it has made awards under the Plan and has not subsequently provided for such accelerated vesting. In addition, the No Acceleration Policy provides that deferred incentive awards to executive officers, which includes equity awards granted under the Plan, will not vest solely by reason of a change in control of Citigroup Inc. As the Committee has stated that the intent of the No Acceleration Policy is that a change in control will have no impact on applicable awards, by virtue of its adoption of the No Acceleration Policy the Committee has committed not to exercise its option under the Plan to provide for accelerated vesting in connection with a change in control and an involuntary termination of employment of an executive officer.

Through the No Acceleration Policy, the Plan and the Company's related compensation practices described above, the Company has implemented the two main features of the Proposal. First, a board committee has adopted a policy. Second, that policy provides that no deferred incentive award to executive officers will vest solely by reason of a change in control in the Company. Further, the No Acceleration Policy also clarifies, and the Company has publicly represented that the *intent* of the No Acceleration Policy is that changes in control "have no impact on the applicable awards." Finally, the Plan and the Company's related compensation practices are consistent with the Proposal in that (i) the Committee has not in fact provided for accelerated vesting for any award made under the Plan and (ii) the Committee has adopted a policy that provides that a change in control will have no impact on awards to executive officers. The No Acceleration Policy is precisely the type of policy requested by the Proposal—i.e., a policy providing that there shall be no acceleration of vesting of equity awards granted to senior executives in the event of a change in control. By adopting the No Acceleration Policy with the

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[5] The Proposal also provides that a "double trigger" event may result in an acceleration of vesting in that it provides that the executive pay committee may provide that an "unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine." As discussed above, under the Company's No Acceleration Policy, "no deferred incentive award to executive officers will vest solely by reason of a change in control of Citigroup Inc.," i.e., the No Acceleration Policy is broader than the policy advocated by the Proposal in that it does not contemplate pro rata vesting following termination of employment. Accordingly, to the extent this "pro rata" vesting is a material element of the Proposal, the Company has substantially implemented it by implementing policies that go beyond the action required by this prong of the Proposal.

[6] Citigroup Inc. 2014 Stock Incentive Plan, § 11, attached in Annex A to Citigroup Inc., Schedule 14A (filed Mar. 12, 2014).

intent that changes in control will have "no impact" on equity awards, the Company has substantially implemented the Proposal.[7]

The Staff has previously concurred in the exclusion of similar proposals under Rule 14a-8(i)(10). The Staff has previously concurred in the exclusion of a proposal similar to the Proposal in reliance on Rule 14a-8(i)(10). In *AT&T Inc.* (avail. Jan. 22, 2014), the company was presented with a proposal requesting the adoption of a policy limiting accelerated vesting of equity awards in connection with a change in control. Rather than adopt a policy, AT&T amended its equity compensation plan to delete provisions that could have resulted in accelerated vesting of equity awards in connection with a change in control. The Staff concurred that AT&T could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(10). Although the Company has not amended the Plan, the Company believes that the No Acceleration Policy, along with the related Plan provisions and related Company compensation practices, are a more tailored means of implementing the core objectives of the Proposal because the Proposal itself asks for the adoption of a policy (not an amendment to the Plan). The No Acceleration Policy is precisely what the Proposal requests.

No-Action precedent, in which the Staff was unable to agree that exclusion of similar proposals was appropriate under Rule 14a-8(i)(10), is not controlling. The Company recognizes that in prior instances, the Staff has been unable to agree that proposals similar to the Proposal were substantially implemented by certain policies and stock incentive plans. For example, in *Limited Brands, Inc.* (avail. Feb. 28, 2013), a company argued that a similar proposal was substantially implemented by a policy that provided that future equity awards would not vest "on an accelerated basis upon the mere occurrence of a change in control." That policy also, however, made clear that its focus was ensuring that equity awards "not have a 'single trigger' vesting condition." The No Acceleration Policy, the relevant provisions of the Plan and the Company's related compensation practices go significantly farther than the Limited Brands policy—which was in essence a reaffirmation that Limited Brands would not provide for a "single trigger" condition for accelerated vesting—in that the No Acceleration Policy expressly states that its intent is for "a change in control to have *no impact* on the applicable awards" and, in practice, the Company has not made any awards under the Plan that provide for accelerated vesting upon a change in control.[8]

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[7] The Proposal contains a proviso regarding pro rata vesting of equity awards following the termination of employment. Because this provision is a proviso merely addressing how vesting in connection with termination of employment should be addressed if in fact a policy addresses that topic, the Company does not believe that such a provision is a material element of the Proposal. The Staff appears to have agreed with this analysis in *AT&T*, where the implementation steps taken by the company did not explicitly address the impact that termination of employment would have on the vesting of equity awards. *AT&T Inc.* (avail. Jan. 22, 2014).

[8] The Company believes that this distinction between the Company's No Acceleration Policy and the Limited Brands policy is consistent with precedent in which the Staff has stated that it was unable to agree that similar proposals were substantially implemented by company's practices consisting solely of an equity incentive plan with a "double trigger" condition for accelerated vesting of equity awards substantially implemented similar proposals. *See, e.g.*, *Abbott Laboratories* (avail. Feb. 8, 2013) (stating that the Staff was unable to concur that a company had substantially implemented a similar proposal through provisions in its equity plan that included a "double trigger" condition to accelerated vesting of equity awards); *The Wendy's Company* (avail. Feb. 26, 2013) (same); *DaVita HealthCare Partners Inc.* (avail. Mar. 20, 2013) (same).

CONCLUSION

For the foregoing reasons, the Company believes that it has implemented all material elements of the Proposal. Accordingly, the Company respectfully requests that the Staff consider concurring that the Company may exclude the Proposal from its 2015 Proxy Materials under Rule 14a-8(i)(10).